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               COLLAGEN AESTHETICS, INC. TO BE ACQUIRED BY INAMED
                         CORPORATION FOR $16.25 IN CASH

     Palo Alto, California -- (BUSINESS WIRE) -- Aug. 2, 1999 -- Collagen Aesthetics, Inc. (NASDAQ NM: CGEN-news) announced today that Inamed Corporation of Santa Barbara, California has agreed to acquire Collagen for $16.25 per share in cash, for a total value of approximately $142 million. The price represents approximately a 65% premium over the 90-day average Collagen stock price prior to an unsolicited acquisition proposal from Mentor Corporation of $14.50 made on March 1, 1999. The directors of both companies have unanimously approved a definitive merger agreement.

     The combination of these two companies will create a global leader in plastic surgery and aesthetic medicine, with over $225 million of annual sales and a broad portfolio of products to address the needs of plastic and reconstructive surgeons, dermatologists, cosmetic surgeons and other aesthetic practitioners throughout the world. These products include Inamed's comprehensive line of saline and silicone gel filled implants for breast augmentation and reconstruction, as well as devices to treat obesity. Collagen Aesthetics' products include the flagship Zyderm(R) and Zyplast(R) collagen implants for the correction of facial wrinkles and scars.

     Beginning later this week Inamed will commence a cash tender offer for all outstanding shares of common stock of Collagen Aesthetics. Following completion of the tender offer all remaining Collagen Aesthetics shares will be acquired in a cash merger at the same price. It is anticipated that these transactions will be completed by September 30, 1999.

     The tender offer is subject to a majority of Collagen Aesthetics' fully diluted shares being validly tendered and not withdrawn, as well as the expiration of the Hart-Scott premerger notification waiting period and other customary conditions. The transaction is not subject to financing contingencies. In that regard, Inamed has obtained a secured bridge loan commitment for $155 million from a group of financial institutions.

     Collagen Aesthetics Inc. was advised by Lehman Brothers. Further details about the merger agreement, the tender offer and the financing will be available later this week in the SEC filings to be made by both parties at the time the tender offer commences.

     "The merger agreement with Inamed represents the successful completion of a process Collagen Aesthetics initiated in March 1999 to explore strategic alternatives and to maximize shareholder value" stated Gary S. Petersmeyer, Collagen Aesthetics' President and CEO.

     Collagen Aesthetics is maximizing the Company's worldwide aesthetic medicine franchise and nearly two decades of physician relationships with proprietary and in-licensed products. The Company's proprietary products include Zyderm and Zyplast collagen implants and Contigen(R) Bard collagen implant, while in-licensed products include Hylaform(R) viscoelastic gel, SoftForm(R) facial implant, Refinity(TM) Medical Skin Solutions and the Coblation(TM) dermatologic surgery system. For more information regarding Collagen Aesthetics, please visit the Company's Web site at www.collagen.com. In addition, Collagen Aesthetics' press releases can be viewed at www.businesswire.com/cnn/cgen.htm.

     Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties including the tender of sufficient Collagen shares to


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complete the transaction, receipt of regulatory approvals, potential unfavorable publicity regarding Collagen Aesthetics or its products and possible reversal of sales trends, among other matters discussed in this release. Actual results are subject to risks and uncertainties, and actual events and results may differ significantly from the discussion of such matters in the forward-looking statements. Such differences may be based upon factors within Collagen Aesthetics' control, such as strategic planning decisions by management and reallocation of internal resources, or on factors outside of the Company's control, such as actions or delays by regulatory authorities or other third parties, as well as those factors set forth under the heading "Factors That May Affect Future Results of Operations" in Collagen Aesthetics' Form 10-K filed for the year ended June 30, 1998 and Form 10-Q for the quarter ended March 31, 1999.

Contact:

     Company Contact:
     Michael A. Bates
     Collagen Aesthetics, Inc.
     (650) 856-0200

     Investor Relations:
     Bruce Voss (bruce@lhai.com)
     Lippert/Heilshorn & Associates, Inc.
     (310) 575-4848
     www.lhai.com